UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

SANPAOLO IMI S.p.A.
(Name of Issuer)

ORDINARY SHARES, NOMINAL VALUE €2.80 PER SHARE

(Title of Class of Securities)

465224103 (American Depositary Shares)

(CUSIP Number)

GONZALO DE LAS HERAS BANCO SANTANDER CENTRAL HISPANO, S.A. 45 East 53rd Street New York, NY 10022 Tel. No.: (212) 350-3444

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2000

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box ☐.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

CUSIP No. 465 224 103 (American Depositary Shares)	SCHEDULE 13D	Page 2 of 33 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Banco Santander Central Hispano, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO; WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 158,199,912
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 158,199,912
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 158,199,912
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON* BK, CO

[*SEE INSTRUCTIONS BEFORE FILLING OUT!]

     Banco Santander Central Hispano, S.A., a Spanish banking corporation (“Santander”), hereby amends and supplements its Report on Schedule 13D, originally filed on November 27, 1998 (the “Schedule 13D”), with respect to the purchase of ordinary shares of par value ¬2.80 per share of Sanpaolo IMI S.p.A., a company incorporated under the laws of the Republic of Italy (“Sanpaolo IMI”).

     Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

    Item 1. Security and Company.

     The class of equity securities to which this statement relates is the ordinary shares of par value ¬2.80 per share of Sanpaolo IMI (the “Shares”), which trade on the Italian Stock Exchange and also trade in the United States on the New York Stock Exchange in the form of American Depositary Shares, each of which represents two Shares. The principal executive offices of Sanpaolo IMI are located at Piazza San Carlo 156, 10121 Turin, Italy. At the time of the filing of the Schedule 13D, the par value per Share was Italian Lire 6,000. The par value per Share was converted from Italian Lire to euros in 1999 pursuant to the introduction of the euro in Italy and other member states of the European Union, and the decision of Sanpaolo IMI to adopt the euro as its reporting currency.

    Item 2. Identity and Background.

     The address of the principal business and the principal office of Santander is Plaza de Canalejas 1, 28014 Madrid, Spain. The name, business address, present principal occupation (or employment), and citizenship of each director and executive officer of Santander is set forth on Schedule A as attached hereto.

     Santander, together with its consolidated subsidiaries (the “Santander Group” or the “Group”), is a financial group offering a wide range of financial products. The Group operates principally in Spain, Portugal, Germany, Italy, Belgium and Latin America and also has significant operations in New York, London and Paris. In addition, the Group has strategic investments in The Royal Bank of Scotland Group, and financial investments in Commerzbank, Sanpaolo IMI and Banque Commerciale du Maroc. In Latin America, the Group has majority shareholdings in banks in Argentina, Bolivia, Brazil, Chile, Colombia, Mexico, Paraguay, Puerto Rico, Uruguay and Venezuela.

     During the last five years, neither the Santander Group, nor any other person or entity controlling the Santander Group, nor, to the best of its knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    Item 3. Source and Amount of Funds or Other Consideration.

     Between January 28, 2001 and December 29, 2003, Santander Group made several acquisitions and dispositions of Shares in the open market at an average price of ¬10.57 per Share and thereby increased its beneficial ownership of Sanpaolo IMI, in the aggregate, by 79,309,813 Shares. As a result of these acquisitions and dispositions, as of April 1, 2004, the Group holds 158,199,912 or approximately 10.9% of the total Shares of Sanpaolo IMI. The funds used to acquire the Shares were generated from Santander’s operations.

    Item 4. Purpose of Transaction.

      Santander, through certain of its subsidiaries, acquired the Shares for investment purposes.

     Santander intends to review from time to time its business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, Santander may consider from time to time alternative courses of action. Subject to any necessary compliance with applicable law, such actions may involve the sale of all or a portion of the Shares in the open market, in privately negotiated transactions, through a public offering or otherwise.

     Except as set forth above, none of Santander, any person controlling Santander, or to the best its knowledge, any of the persons named in Schedule A has any plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

    Item 5. Purpose of Transaction.

(a)  Beneficial Ownership

      Santander, through certain of its subsidiaries, is the beneficial owner of 158,199,912 Shares as of April 1, 2004, which represent approximately 10.9% of the total Shares of Sanpaolo IMI. As of December 31, 2003, Mr. Fernando de Asua was the beneficial owner of 11,000 Shares and Mr. Abel Matutes was the beneficial owner of 142,689 Shares.

     Except as set forth in this Item 5(a), neither Santander, nor any other person controlling Santander, nor, to the best of its knowledge, any persons named in Schedule A hereto, beneficially owns any Shares.

(b) Santander has the sole power to vote and to dispose of all 158,199,912 Shares it beneficially owns.

(c) See above.

(d) Inapplicable.

(e) Inapplicable.

    Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On April 21, 2004, Santander entered into a shareholders agreement (the “Agreement”) with (a) Compagnia di San Paolo, (b) Fondazione Cassa di Risparmio di Padova e Rovigo, (c) Fondazione Cassa di Risparmio in Bologna and (d) CDC IXIS Italia Holding SA (collectively, the “Parties”), each a shareholder of Sanpaolo IMI. Pursuant to the Agreement, each Party has undertaken, among other things,

     (i)  to vote at general meetings of Sanpaolo IMI in favor of the election of certain persons as members of Sanpaolo IMI’s board of directors (the “Board”);

     (ii)  to recommend to the Board certain persons to be elected as managing director and vice president;

     (iii)  to request the Board to submit to an extraordinary general meeting certain corporate governance related amendments to Sanpaolo IMI’s Bylaws and to vote in favor of the election of a person as general manager who has been mutually determined by the Parties;

     (iv)  to consult with the other Parties from time to time regarding their interests as shareholders of Sanpaolo IMI;

     (v)  not to sell its Shares nor to directly or indirectly purchase any additional Shares, and to ensure that the Parities’ aggregate holding of Shares does not exceed 29.9% of the total Shares, subject to certain exceptions;

     (vi)  not to transfer, grant any rights in, pledge or otherwise encumber its Shares, subject to certain exceptions; and

     (vii)  not to enter into any voting agreements or similar arrangements regarding the exercise of shareholder rights.

     The Agreement is effective until 15 days prior to the general meeting of Sanpaolo IMI called to approve the financial statements for the fiscal year ending December 31, 2006. The Agreement terminates early in the event of a third party tender offer for (a) a controlling stake in Sanpaolo IMI or (b) a number of shares greater than the aggregate number of Shares and preferred shares held by the Parties.

    Item 7. Material to be Filed as Exhibits.

      The following exhibits have been attached hereto:

Exhibit 1:	The Shareholders Agreement entered into by and between Santander, Compagnia di San Paolo, Fondazione Cassa di Risparmio di Padova e Rovigo, Fondazione Cassa di Risparmio in Bologna and CDC IXIS Italia Holding SA on April 21, 2004 (English translation).

Exhibit 2:	Proposed amendments to Sanpaolo IMI’s Articles of Incorporation and Bylaws attached to the Shareholders Agreement (English translation).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 1, 2004

BANCO SANTANDER CENTRAL HISPANO, S.A.

By:	/s/ Gonzalo de las Heras

	Name:	Gonzalo de las Heras
	Title:	Executive Vice President

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF
BANCO SANTANDER CENTRAL HISPANO, S.A.

     The name, business address, principal occupation or employment of each of the directors and executive officers of Banco Santander Central Hispano, S.A. are set forth below. All of the directors and executive officers are citizens of Spain, except Antonio de Sommer Champalimaud1, George Mathewson, Adolfo Lagos and Antonio Horta Osorio.

Director’s Name	Business Address	Principal Occupation

Emilio Botín	Calle Sevilla, 3	Chairman, Banco Santander Central
	28014 Madrid, Spain	Hispano, S.A.
Jaime Botín	Paseo de la Castellana, 24	First Vice Chairman, Banco Santander
	28046 Madrid, Spain	Central Hispano, S.A.
Former Chairman of Bankinter, S.A.
Alfredo Sáenz	Calle Sevilla, 3	Second Vice Chairman and Chief Executive
	28014 Madrid, Spain	Officer, Banco Santander Central Hispano, S.A.
Matías R. Inciarte	Calle Sevilla, 3	Third Vice Chairman, Banco Santander
	28014 Madrid, Spain	Central Hispano, S.A.
Manuel Soto	Calle Monte Esquinza, 23 – 2º B	Fourth Vice Chairman, Banco Santander
	28010 Madrid, Spain	Central Hispano, S.A.
Juan Abelló	Torreal, S.A.	Businessman,
	Pº de la Castellana, 40	Director of Sacyr-Vallehermoso
28046 Madrid, Spain
José Manuel	Banco Banif	Businessman
Arburúa	Juan Bravo, 2
28006 Madrid, Spain
Assicurazioni	Piazza Duca Degli Abruzzi, 2	Insurance company
Generali, S.p.A.	Italia
Fernando de Asúa	Plaza de Canalejas, 1 – 3ª Plta.	Honorary Chairman of IBM Spain and
	28014 Madrid, Spain	Director of Compañia Española de
Petroleos, S.A.
Antonio Basagoiti	Plaza de Canalejas, 1 – 3ª Plta.	Chairman of Union Fenosa, S.A., Director
	28014 Madrid, Spain	of Sacyr-Vallehermoso and Compañia
Española de Petroleos, S.A.
Ana P. Botín O’Shea	Banco Español de Credito, S.A.	Chairman of Banesto
Mesena, 80
28033 Madrid, Spain
Emilio Botín O’Shea	Pl. Manuel Gómez Moreno, 2	Businessman
28020 Madrid, Spain
Guillermo de la	Francisco Silvela, 102	Businessman, former Secretary of State of
Dehesa	28002 Madrid, Spain	Economy
Rodrigo Echenique	Paseo de la Castellana, 24	Director of NH Hoteles, S.A.
28046 Madrid, Spain
Antonio Escámez	Plaza de Canalejas, 1 – 3ª Plta.	Chairman of Santander Consumer Finance,
	28014 Madrid, Spain	Hispamer and Patagon Bank
Francisco Luzón	Paseo de la Castellana, 24	Executive Vice President, Latin America,
	28046 Madrid, Spain	Director of Industria de Diseño Textil, S.A.

1 Mr. Champalimaud died on May 8, 2004.

Director’s Name	Business Address	Principal Occupation

Elías Masaveu	Cimadevilla 11	Businessman
Oviedo, Spain
George Mathewson	Royal Bank of Scotland	Chairman of The Royal Bank of Scotland
	42 St. Andrew Square	Group and Chairman of the British Bankers
	EH2 2YE Edimburgo	Association
Abel Matutes	Avda. Bartolome Rosello, 18	Businessman, former Foreign Minister
07815 Ibiza, Spain
Luis Alberto	Argensola, 6	Chairman of Auna, S.A.
Salazar-Simpson	28004 Madrid, Spain
Antonio de Sommer	(died on May 8, 2004)	Businessman, owner of Grupo Mundial
Champalimaud		Confianza

Executive Officers (who are not directors)

Officer’s Name	Business Address	Principal Occupation

David Arce	Avda. Europa, 26	Executive Vice President, Internal Audit
28224 Pozuelo, Spain
José A. Aróstegui	Calle Sevilla, 3	Executive Vice President, Costs and
	28014 Madrid, Spain	Resources
Ignacio Benjumea	Plaza de Canalejas, 1	Executive Vice President, Secretary General
	28014 Madrid, Spain	and of the Board
Teodoro Bragado	Paseo de la Castellana, 24	Executive Vice President, Risk
28046 Madrid, Spain
Juan Manuel Cendoya	Ciudad Financiera Santander	Executive Vice President, Communications
	Boadilla del Monte	and Economic Studies
28660 Madrid, Spain
José María Espí	Ciudad Financiera Santander	Executive Vice President, Risk
Boadilla del Monte
28660 Madrid, Spain
Enrique García	Plaza de Canalejas, 1	Executive Vice President, Commercial
	28014 Madrid, Spain	Banking Spain
Francisco Gómez	Calle Sevilla, 3	Executive Vice President, Finance
28014 Madrid, Spain
Joan-David Grimá	Ciudad Financiera Santander	Executive Vice President, Industrial Group
Boadilla del Monte
28660 Madrid, Spain
Juan Guitard	Plaza de Canalejas, 1	Executive Vice President, Vice-Secretary
	28014 Madrid, Spain	General and of the Board
Antonio H. Osorio	Rua da Mesquita, 6	Executive Vice President, Portugal
Torre A – 8º
1070-238 Lisboa, Portugal
Adolfo Lagos	Calle Sevilla, 3	Executive Vice President, Global Wholesale
	28014 Madrid, Spain	Banking
Gonzalo de las Heras	45 East 53rd Street	Executive Vice President, Global Wholesale
	New York, NY 10022	Banking
Francisco Martín	Plaza de Canalejas, 1	Executive Vice President, Global Wholesale
	28014 Madrid, Spain	Banking
Javier Peralta	Ciudad Financiera Santander	Executive Vice President, Risk
Boadilla del Monte
28660 Madrid, Spain
Marcial Portela	Calle Sevilla, 3	Executive Vice President, Latin America
28014 Madrid, Spain
Juan R. Inciarte	Plaza de Canalejas, 1	Executive Vice President, Europe, Finance
	28014 Madrid, Spain	Companies and Quality
José Manuel Tejón	Paseo de la Castellana, 7	Executive Vice President, Finance
28046 Madrid, Spain
Jesús Mª Zabalza	Calle Sevilla, 3	Executive Vice President, Latin America
28014 Madrid, Spain

Exhibit 1

AGREEMENT AMONG:

COMPAGNIA DI SAN PAOLO,

FONDAZIONE CASSA DI RISPARMIO DI PADOVA E ROVIGO,

FONDAZIONE CASSA DI RISPARMIO IN BOLOGNA (“THE FONDAZIONI”), BANCO SANTANDER CENTRAL HISPANO S.A., CDC IXIS ITALIA HOLDING SA

Communicated to Consob pursuant to Article 122 of Legislative Decree n. 58 of 24 February 1998 and the Regulations adopted by Consob Resolution n. 11971 of 14 May 1999

WHEREAS

(a)	On April 19, 2004, the Compagnia di San Paolo, the Fondazione Cassa di Risparmio of Padova and Rovigo and the Fondazione Cassa di Risparmio in Bologna (the “Foundations”) entered into a unity of purpose agreement (the “Agreement between the Foundations”) by virtue of which, among other matters, these Foundations appointed as their representative and joint agent, the writer of this letter, Renzo Giubergia;

(b)	Among other matters, the Agreement between the Foundations requires the agreement of the Foundations themselves in order to make a series of amendments to the Bylaws of the Bank, designed to ensure an orderly and efficient governing arrangement, appropriate to satisfy adequately its operating needs and to ensure safe and sound management of the Bank itself, capable of facilitating its growth and further development, in the interest of the firm and of its shareholders.

(c)	The Foundations, represented here by the joint agent Renzo Giubergia and Banco Santander Central Hispano S.A. (“Santander”) and CDC IXIS ITALIA HOLDING SA (“CIIH”) (collectively, the “Parties”) intend to establish a consultation agreement and to coordinate their vote during the General Meeting of Sanpaolo IMI S.p.A. (the “Bank”), which will be called in a first convocation on April 28, 2004 (and if necessary, a second convocation on April 29) to approve the financial statements for the year ending December 31, 2003 and to renew the Board of Directors (the “General Meeting of April 2004”).

(d)	The Foundations, Santander and CIIH participate in the equity of the Bank as follows:

	–	the Foundations with 217,324,797 ordinary shares equal to 15% of the ordinary capital;

	–	Santander, with 158,011,176 ordinary shares equal to 10.9061% of the ordinary capital;

	–	CIIH, with 28,088,822 ordinary shares equal to 1.9387% of the ordinary capital.

Agreements

1. Board of Directors.

1.1 The Parties at the General Meeting of April 2004 will vote in favor of the election of a Board of Directors of the Bank for the triennium 2004-2006, which will be proposed by Renzo Giubergia, formed by 17 members, and consisting of the following individuals:

Enrico Salza (Chairman)
Maurizio Barracco
Pio Bussolotto
Giuseppe Fontana
Ettore Gotti Tedeschi
Alfonso Iozzo
Virgilio Marrone
Iti Mihalich
Anthony Orsatelli
Emilio Ottolenghi
Orazio Rossi
GianGuido Sacchi Morsiani
Alfredo Soenz
Maria Sarcinelli
Luigi Sibani
Alberto Tazzetti
Manuel Varela

1.2 Believing that the appointment of Orazio Rossi as vice chairman and the appointment of Alfonso Iozzo to the position of managing director are in the interest of the Bank, the parties will make the Board of Directors aware its opinion, if it is elected in the composition shown above, subject to the exclusive authority of such body on the subject of the appointment of Board offices.

1.3 In the event that a board member, among those indicated in the list as set forth in item 1.1 upon the suggestion CIIH or of Santander, should resign for any reason, the Parties are obligated (i) to do whatever is in their power, subject to the exclusive prerogative of the Board of Directors, to facilitate the appointment of a director who will suggested by the Party originally making the nomination, and (ii) to vote in favor of the confirmation of that appointment during the first General Meeting that will be called to deliberate on the matter.

2. Amendments to the Bylaws.

2.1 Santander and CIIH share with the Foundations the need to facilitate the adoption of the amendments to the Bylaws mentioned in recital (b) and agree with the Foundations that a request will be made to the Board of Directors of the Bank that will be elected by the General Meeting of April 2004, to submit to the Extraordinary General Meeting of Shareholders the relevant amendments indicated in the text attached to this Agreement, at the first appropriate opportunity (if possible by June 30, 2004) and naturally in compliance with every applicable provision of law and supervisory regulations.

2.2 Within the scope of the same objective cited in the preceding item 2.1, the parties believe, as a basic premise this Agreement, that the General Manager who will be appointed possibly by June 30, 2004, must be preselected from among candidates of clear and indisputable professional merit and, similarly, must be appointed as a member of the Board of Directors at the first appropriate opportunity, subject to the General Meeting first increasing the number of Directors from 17 to 18. To this end, the Parties undertake henceforth to vote in this manner in the General Meeting and to represent to the Board of Directors that will be elected their common conviction on the subject of the qualifications, as indicated above, of the future General Manager.

3. Consultation.

3.1 The parties will consult with each other from time to time in order to exchange their opinions regarding the status of their respective interests as shareholders of the Bank, including verification of the implementation of the principles expressed in items 2.1 and 2.2, with regard to the appointment of the General Manager.

4. Obligation not to trade the shares of the Bank and the rights related to the shares.

4.1 Each party is obligated not to change in any manner, for the entire duration of this Agreement, except with the prior written consent of the others, its own shareholding in the ordinary capital of the Bank, while the Parties individually and collectively undertake the mutual obligation to ensure that the overall maximum limit of ordinary shares owned by the Parties themselves, equal to 29.9% of the ordinary capital of the Bank, is not exceeded. And in consequence the parties, directly, indirectly or through any other person or entity: (i) will not purchase shares of the Bank in addition to those indicated in the recitals, not even in forward transactions; (ii) will not trade in any way rights of any sort related to shares of the Bank, and in particular, will not assume obligations or enter into agreements of any kind with any third party regarding the exercise of the rights or powers pertaining to the ownership of the shares; (iii) will not transfer in any way the Bank shares which they own, will not contribute them to any agreement, nor will they subject them to any, encumbrance, lien, guarantee or charge that could in any way limit their full and unconditional availability.

4.2 Subject to the limit of 29.9% provided therein, the prohibition set forth in item 4.1 does not include:

(i) purchases and sales of shares of the Bank, within the limit of 2.5% of the Bank’s capital, effected temporarily in connection with trading activities, treasury management, acquisition of guarantees or investment of reserves by insurance companies within the group;

(ii) transfers in any way effected within the scope of the same group, understood as the collective of companies bound by obligations pursuant to Article 2359 of the Civil Code, with regard to the Foundations, and understood as the collective of companies within the respective groups, with regard to CIIH and Santander, pursuant to the national legislation applicable to each, on condition that, the transferring party in each case being responsible for the acts of the transferee, the latter adheres unconditionally to the Agreement; (iii) increases in the shareholding of each Party, with regard to the percentage indicated in recital (d), deriving from the subscription to a capital increase of the Bank with pro-rata rights of subscription;

(iv) transfers executed in any way even pursuant to corporate restructuring transactions of the group to which a Party belongs; and the Parties state henceforth, without exceptions, that such transfers include any that are executed by CIIH within the scope of its “Refondation” project.

4.3 Without prejudice to the above, each Foundation has the power as an express derogation from the obligation set forth in item 4.1 and subject to prior notice to the other Parties, to decrease the amount of its own shareholding in the equity of the Bank, expressed in preferred shares, provided that this exception does not apply to its shareholding expressed in ordinary shares.

4.4 In the event of a breach of any of the obligations set forth in item 4.1, the Party in breach will be obligated ipso facto to indemnify the performing Parties for every damage, expenditure, cost or burden suffered by such Parties, their directors or the directors of the Bank elected upon recommendation of such Parties, with the specific obligation, without exclusion of any other concurrent remedy or damages, to return without delay the breaching Party’s shareholding to the original level previously legitimately owned in accordance with this Agreement, in the case of breach of the obligation set forth in item 4.1 (i).

5. Duration. Early Dissolution.

5.1 This Agreement will automatically expire and will become non-effective on the fifteenth day preceding the date of the first convocation of the General Meeting of the Bank that will be called to approve the financial statements for the year ending December 31, 2006.

5.2 The following constitute cause for automatic and early dissolution of the agreement: - the termination of office of all the Directors with the consequent dissolution of the entire Board pursuant to Article 2386, final paragraph, of the Civil Code; - the launch of a third-party public takeover bid (OPA) or public exchange offer (OPS), having as its object a percentage of capital of the Bank which would confer control of the Bank or in any case ownership of a quantity of shares greater than the percentage of the capital of the Bank, in terms of ordinary and preferred shares, collectively owned by the Foundations; - for CIIH alone, the transfer by Sanpaolo IMI of its shareholding in CDC IXIS SA or, in the case of an agreed reallocation of such shareholding, the transfer of the shareholding held by the Bank subsequent to the reallocation.”

6. Applicable Law. Court Having Jurisdiction

6.1 This Agreement will be governed by Italian law, with the sole exception of the definition of “group” as set forth in item 4.2 (ii), for which the national law of each individual Party will apply.

6.2 Any dispute arising from this Agreement will be submitted to the exclusive jurisdiction of the Court of Turin.

Attachments:

Draft amended Articles and Bylaws SANPAOLO IMI S.p.A., currently with the Bank of Italy, which contain, among other things, the provision for a general manager and related powers.

The Agreement was perfected on 21 April 2004.

Exhibit 2

SANPAOLO IMI		UNCHANGED

BYLAWS(*)

SAN PAOLO IMI S.p.A.

Company Registered in the Official Register of Banks Holding Company of the Bank Group SAN PAOLO IMI
Registered in the Official Register of Bank Groups
Head office in Torino, Piazza San Carlo No. 156
Authorized share capital EUR 5,144,064,800
entirely paid in
Tax ID, VAT member, and registration number in
the Public Register of Companies of Torino:
06210280019
ABI Code 1025-6
Member of the Interbank Deposits Protection Fund

Registered in the Public Register of Companies of Torino on the date January 13, 2004

CONTENTS

SECTION I	CONSTITUTION - REGISTERED OFFICE - LIFE AND PURPOSE OF THE COMPANY Page 2	TO BE CONFORMED

SECTION II	EQUITY CAPITAL AND SHARES Page 3

SECTION III	SHAREHOLDERS’ MEETING Page 4

SECTION IV	DIRECTORS Page 6

SECTION V	BOARD OF STATUTORY AUDITORS Page 10

SECTION VI	MANAGEMENT Page 13

SECTION VII	LEGAL REPRESENTATION AND CORPORATE SEAL Page 13

SECTION VIII	FINANCIAL RESULTS AND PROFITS Page 14

SECTION IX	STATUTORY OFFICES Page 14

SECTION X	WINDING UP Page 15

SECTION I
ESTABLISHMENT – HEAD OFFICE – DURATION AND PURPOSE OF THE COMPANY

ARTICLE 1		UNCHANGED
1.1 The Company is called “SANPAOLO IMI S.p.A.” and is established as a company limited by shares.

1.2 The Company is a Bank according to the terms of Legislative Decree 385 of September 1, 1993.

ARTICLE 2		UNCHANGED

2.1 The Company has its registered office in Turin and secondary offices, with permanent establishment, in Rome and Bologna.

2.2 Within the observance of the regulations in force, it may open and closes branches and representative offices in Italy and abroad.

ARTICLE 3	UNCHANGED

3.1 The life of the Company is fixed until December 31, 2100.

3.2 The extension of the life of the Company must be approved by the Extraordinary Meeting of Shareholders with a legal majority.

ARTICLE 4	UNCHANGED

4.1 The Company has as its purpose the collection of deposits from the public and the business of lending in its various forms, in Italy and abroad.

4.2. The Company may undertake, within the limits of the regulations in force, all banking and financial transactions and services as well as any other transaction in the way of business and in whatever way related to the achievement of its corporate objective.

4.3 The Company - in its capacity as Reporting Bank for Bank of Italy purposes of the SANPAOLO IMI Banking Group according to the terms of Article 61 of Legislative Decree 385 of September 1, 1993 - issues, in the exercise of its function of management and coordination, instructions to the members of the Group for the execution of the instructions issued by the Regulatory Authorities in the interests of stability of the Group itself as a whole.

ARTICLE 5	UNCHANGED

5.1 The Company can issue bonds and other securities according to the regulations in force.

SECTION II
AUTHORIZED SHARE CAPITAL AND
SHARES

ARTICLE 6	UNCHANGED

6.1 The share capital is Euro 5,144,064,800 fully paid, divided into 1,448,831,982 registered ordinary shares and 388,334,018 registered preference shares with a nominal unit value of Euro 2.80. The share capital may be increased through the issue of shares with rights different from those included in the shares already issued.

6.2 The shares are issued in dematerialised form.

6.3 The preference shares are placed centrally in one or more deposits administered by the Company and the Company is the only authorised depositary. The sale of preference shares is to be communicated without delay to the Company by the selling shareholder and triggers the automatic one for one conversion of the preference shares into ordinary shares, except in the case where it is disposed to a company whose capital is wholly controlled. On July 1, 2012, the preference shares will be converted one for one into ordinary shares with the same characteristics as the ordinary shares in circulation at that moment.

6.4 In the case of paid issues of capital, when there is no exclusion or limit on option rights, the holders of preference shares have option rights on preference shares with the same characteristics or, if not or differently, in order, preference shares with different characteristics, savings shares or ordinary shares.

6.5 The Board of Directors has the power to increase the authorized share capital, even several times, up to a nominal amount of EUR 7,500,000,000 (seven billion five hundred million) and of issuing in one or more instances convertible and/or warrant bonds, adding up to the same number but for an amount that from time to time does not exceed the limits established by law. The aforesaid power can be exercised until April 28, 2004.

6.6. In addition, the Board of Directors has the right to increase of paid-in capital, even several times, by a maximum nominal amount of EUR 51,440,648 (fifty one million four hundred forty thousand six hundred forty-eight) by issuing common shares to be reserved under subscription, pursuant to Article 2441, eighth paragraph, of the Civil Code and Article 134, Legislative Decree No. 58 of February 24, 1998, to employees of the Company or of subsidiaries pursuant to Article 2359 of the Civil Code, who are participating in stock option plans approved by the Board itself. The aforesaid power can be exercised until April 27, 2007.

6.7. Subsequent to resolutions undertaken by the Board of Directors on February 9, 1999, on December 21, 1999, on June 27, 2000 and December 18, 2001, to assert the power conferred by the General Meeting of July 31, 1998, and on December 17, 2002 to assert the power conferred by the General Meeting of April 30, 2002, the share capital can be increased by a maximum nominal amount of EUR 56,487,491.20 (fifty six million four hundred eighty seven thousand four hundred ninety-one point twenty).

ARTICLE 7	UNCHANGED

7.1 In the case of an increase in the share capital, approved by the Shareholders’ Meeting, the methods and the conditions related to the issue of new capital, the dates and the methods of payment, will be determined by the Board of Directors.

7.2 In the case of late payment, annual interest, set by the Board of Directors but in any case not exceeding 3% more than the official reference rate, will be applied. The legal consequences for any shareholder who does not execute the payments due and the responsibility of the assignors or endorsers of shares not released remain the same.

7.3. Delivery may be made against goods different from cash.

7.4 The Company can acquire its own shares within the limits and according to the procedures established by the laws in force.

SECTION III GENERAL MEETINGS

ARTICLE 8	UNCHANGED

8.1 The Shareholders’ Meeting is ordinary or extraordinary according to the terms of the law and can be called in Italy not necessarily at the registered office.

8.2 The ordinary Shareholders’ Meeting is called at least once a year within 120 days of the end of the financial year. In cases allowed by law, the Shareholders’ Meeting can be called within 180 days.

8.3 The extraordinary Shareholders’ Meeting is called to approve matters reserved to it by law.

8.4 Allowing for the faculty of summons established by specific legal requirements, the Shareholders’ Meeting must be called by the Chairman of the Board of Directors or by his Deputy, within the terms and according to the procedures laid down by the current regulatory provisions.

ARTICLE 9	UNCHANGED

9.1 Participation and representation in the Shareholders’ Meeting are governed by the regulations currently in force.

ARTICLE 10	UNCHANGED

10.1 Every ordinary share confers the right to one vote. Preference shares do not have voting rights in ordinary shareholders’ meetings.

ARTICLE 11	UNCHANGED

11.1 The validity of the Shareholders’ Meeting, both ordinary and extraordinary, and both at the first call and at the second call or, for the extraordinary, third call, as established by law, as also for the validity of related motions, is determined by the law.

11.2 For the nomination of the corporate officers a relative majority is sufficient. In the case of a tie, the older candidate will be elected. For the nominations to the Board of Statutory Auditors, the procedure follows that established by Article 19.

ARTICLE 12	UNCHANGED

12.1 The Shareholders’ Meeting, whose workings are governed by the relevant regulation approved in the ordinary session, is chaired by the Chairman of the Board of Directors or by his Deputy.

12.2 The Shareholders’ Meeting nominates, on the motion of the Chairman, when held appropriate, two or more scrutineers and a Secretary not necessarily shareholders.

12.3 The assistance of the Secretary is not necessary when the minutes of the Shareholders’ Meeting are taken by a Notary Public. The Notary is designated by the Chairman of the Shareholders’ Meeting.

12.4 It is the responsibility of the Chairman to verify regular constitution, ascertain the identity and legitimacy of those present, to check proceedings and certify the voting results.

12.5 If debate concerning the agenda of the day is not finished within the day, the Shareholders’ Meeting can proceed to a further meeting on the following non-holiday day.

ARTICLE 13	UNCHANGED

13.1 The discussions of the Shareholders’ Meeting must be recorded in the minutes signed by the Chairman, by the scrutineers, if nominated, and by the Secretary or Notary Public.

13.2 Copies and extracts of the minutes, when not taken by a Notary, will be certified with the declaration of conformity, signed by the Chairman and by the Secretary.

SECTION IV GOVERNANCE

ARTICLE 14	UNCHANGED

14.1 The Company is directed by a Board of Directors composed of a number of members between 7 and 20 according to motions approved by the Shareholders’ Meeting. The Shareholders’ Meeting itself appoints one of them as Chairman.

14.2 The Directors’ term of office is three periods and they may be re-elected.

14.3 Termination, substitution, resignation and annulment on the part of the Directors are governed according to the law.

14.4 If, because of resignation or other reasons, there is no longer a majority of the Directors elected by the Shareholders’ Meeting, the whole Board of Directors ceases and the Directors still in office must urgently call a Shareholders’ Meeting to nominate the new Board of Directors.

ARTICLE 15

15.1 The Board of Directors may appoint, from among its members, one or more Deputy Chairmen.	UNCHANGED

15.2 The Board of Directors nominates one or more Managing Directors, determining his or their roles, as well as the Executive Committee, laying down the number of its members, its authority, its duration, rules and powers. In the Executive Committee the Chairman and the Deputy Chairman or Deputy Chairmen sit ex officio as well as the Managing Director or Managing Directors.

UNCHANGED

The President and the Vice President or Vice Presidents and the Managing Director or Managing Directors, and the General Manager (if also a Director), have the right to belong to the Executive Committee.

15.3 The Board of Directors may also elect from among its members special (*) Committees, with a consultative and deliberative and supervisory role.	UNCHANGED * "Technical " to be added.

15.4 The General Manager or General Managers take part in the meetings of the Board of Directors and of the Executive Committee in a consultative role.	DELETED

15.4 [new] The Board of Directors appoints the General Manager, chosen also among its own members, determining the functions for the position, the powers inherent to the function, and the compensation. The Board of Directors may, if applicable, revoke the position.

15.5 For determined types of acts and business, powers may also be delegated, according to law, to the General Manager or General Managers, to the Deputy General Manager or General Managers, to Central Management, to Top Management, to employees as well as to other personnel, with determination of the limits and methods to exercise the delegated powers also with reference to the possibility that the delegated parties may undertake individually or in committees.	DELETED

15.5 [new] The General Manager, if not also a director, participates in meetings of the Board of Directors and the Executive Committee, in order to carry out the duties attributed to the General Manager by Article 19.1.

15.6 [new] Upon recommendation of the General Manager, the Board of Directors appoints one or more Deputy General Managers as well as General Managers, establishing their functions, proxies and powers.

15.7 (new partially replaces the old Article 15.5) For certain categories of actions and businesses, powers may be delegated, in accordance with the law, to officers, to the responsible employees and to other employees. Such delegation of powers may occur within the limitations of the exercise of the delegated powers, the recipients of the delegated powers may act singly or jointly in committees.

15.8 see 15.6 old text IDENTICAL

15.6 For special and/or subsidized lending governed by specific regulations, powers of approval and draw down can be delegated to the Group’s banking subsidiaries within the limits and according to the criteria agreed between the parties.

15.7 The Board will determine the methods through which decisions taken by those delegated are brought to the attention of the Board itself.	DELETED

15.9 [new] The Managing Director, or the Managing Directors, and similarly the General Manager will make the Board of Directors aware of decisions made, according to the methods established by the Board. Such methods include the disclosure to the Board of Directors by the recipients of delegated powers.

15.8 The annual remuneration of the members of the Board of Directors as well as that of the Executive Committee is determined by the Shareholders’ Meeting. The annual remuneration will be in part fixed and in part variable.	15.10 see 15.8 old text: IDENTICAL

15.9 The remuneration of the directors with particular responsibilities according to the Articles of Association will be fixed by the Board of Directors, having heard the opinion of the Board of Statutory Auditors.	15.12 see 15.9 old text IDENTICAL

15.10 The Shareholders’ Meeting may decide, in addition to the remuneration above, the payment to Director of a fixed sum for every attendance at the meetings; the Directors have the further right to reimbursement of expenses incurred in the course of their duties and to the payment of daily allowances as decided by the Shareholders’ Meeting.	15.11 see 15.10 old text

ARTICLE 16

16.1 The Board of Directors has all powers for the management of the Company.	UNCHANGED

16.2 The Board of Directors is also empowered to take the deliberations concerning:		16.2 Beyond the exclusive authorities attributed to it by these Bylaws, the Board of Directors has the authority to make decisions concerning:

•	merger, as envisaged by Articles 2505 and 2505-bis of the Italian civil code, according to the methods and the terms therein described;	•	the establishment of the objectives, the strategies and the development guidelines of the Banking Group;

•	establishment and closing of secondary offices;	•	the resolutions relating to the general managerial guidelines, the approval and amendment of the regulation of a general nature regarding work relationships, the engagement and the termination of participations which modify the composition of the Banking Group, the assignment of responsibilities as set forth in paragraph 1 of Article 20;

•	reduction of capital in case of withdrawal of the shareholder;

•	update of the Articles and Bylaws according to regulation.

		•	the determination of criteria for the coordination and the management of the Companies of the Group and for the execution of the instructions imparted by the Bank of Italy.

	16.3 The following matters are the exclusive responsibility of the Board of Directors:	•	16.3 The Board of Directors, in addition to the exclusive responsibilities as per the preceding paragraph 2, is responsible to decide, upon the proposal of the Managing Director or Managing Directors, on the following:

•	approvals regarding general management direction, the approval and modification of general regulations regarding business relationships, investment and divestment of shareholdings which may modify the composition of the Banking Group, the nomination of responsibilities in accordance with paragraph 1 of Article 20;	•	merger, in the cases provided for by articles 2505 and 2505-bis of the Civil Code, according to the methods and the terms described therein;

		•	the institution and the elimination of secondary offices;

•	the establishment of the criteria for coordination and management of the Group’s Companies and for the execution of instructions received from the Bank of Italy.	•	the reduction of capital in the event of shareholder withdrawal;

		•	the adjustments of the Bylaws to regulatory provisions.

ARTICLE 17		UNCHANGED

17.1 The Board of Directors is convened whenever the Chairman considers it necessary or opportune and generally every two months, also to refer to the Board of

Statutory Auditors on business carried out and transactions of greatest importance in economic, financial and equity capital terms undertaken by the Company and/or by subsidiary companies as well as, in particular, transactions with potential conflicts of interest.

17.2 Leaving those powers reserved by law to the Statutory Auditors, a meeting must also take place when at least three Directors or a Managing Director make a written request to the Chairman with an indication of their reasons.

17.3 Meetings of the Board of Directors are usually held at the registered office of the Company. The Board of Directors may also meet in any other place in Italy or abroad.

17.4 Notice of the meeting, with a summary agenda of the matters to be discussed, must be sent to the Directors and to the Statutory Auditors in office at least five days before that fixed for the meeting by registered post or telegram or telex or telefax or through any other means of electronic communication which can provide guaranteed receipt of the same. In cases of particular urgency, the meeting may be held with simple advance notice of 24 hours by any suitable means.

17.5 Meetings of the Board of Directors can be validly held by telecommunication, provided that the precise identification of the persons qualified to participate can be validly ensured, as well as the possibility for all participants to take part, in real time, in the discussion about all the business on the agenda and to view, receive and transmit documents. However, at least the Chairman and the Secretary must be present in the location where the Board meeting has been called, wherever the same shall be considered held.

17.6 To approve the decisions of the Board a majority of the Directors in office must be present at the meeting. Decisions are taken according to absolute majority of the votes of the members present excluding abstentions. Decisions concerning the nomination of the Deputy Chairman or Deputy Chairmen, of the Executive Committee, of the Managing Director or Managing Directors* are properly taken with a yes vote from half plus one of the Directors in office. In case of a tie, the Chairman’s vote prevails.	*and of the General Manager

17.7 The minutes of the meeting of the Board of Directors are edited and transcribed in the register of minutes by a

Secretary designated by the Board.

17.8 Copies and abstracts of the minutes are certified with the declaration of conformity, signed by the Chairman and by the Secretary.

17.9 In meetings that the Board wishes to keep confidential, the duties of the Secretary will be carried out by the youngest Director present.

17.10 The agenda for the Board of Directors and for the Executive Committee are prepared by the Managing Director or Managing Directors according to the powers delegated to them.		17.10 [Partial amendment] The proposed resolutions of the Board of Directors and of the Executive Committee are presented to the General Manager, except if such resolutions relate to subjects reserved for the Managing Directors in accordance with the delegated powers.

17.11 In particular, the Managing Director or Managing Directors are responsible for the general management of the Company, for business and lending as well as personnel management.		ABOLISHED

ARTICLE 18

18.1 The Chairman:

a)	chairs the meetings of the Board of Directors and the Executive Committee, coordinating their work;	UNCHANGED

b)	prepares the agenda of the meetings of the Board of Directors and the Executive Committee, taking account also of the proposed agenda prepared by the Managing Director or Managing Directors* and arranges for adequate information on the material under discussion to be provided to all Directors;	and by the General Manager to be added.

c)	authorizes any legal, administrative and executive action in every competent court and in whatever level of jurisdiction with the ability to abandon it, to withdraw from proceedings and to accept similar withdrawals or relinquishments from other parties involved, with all subsequent powers and with the obligation to refer to the Executive Committee on the decisions taken;

d)	takes, in agreement with the Managing Director, or with the respective Managing Director in the case of more than one Managing Director* whatever provision may be urgent in the interests of the Company, referring them to the Board of Directors or the Executive Committee at their next meeting;	or with the General Manager to be added.

e)	exercises the role of coordination of the businesses of the Company.

18.2 In the case of absence or other impediment of the Chairman, his powers in all respects will be taken on by the Vice Chairman, or, in case of nomination of more than one, him designated according to the order of succession set by the Board of Directors.		UNCHANGED

18.3 When all the Deputy Chairmen are absent or disabled, the powers of the Chairman pass to the Managing Director or Managing Directors and, in order to the other Directors, according to the order of succession fixed by the Board of Directors.		18.3 When all the Deputy Chairmen are absent or disabled the powers of the Chairman pass to the Managing Director or Managing Directors and, subordinately, to the General Manager or if he is also absent or disabled, to the other Directors, according to the order of succession established by the Board of Directors.

SECTION V THE GENERAL MANAGER

ARTICLE 19 [new]

19.1 The General Manager is the head of the operating and executive structure of the Company. In addition to the powers delegated to him by the Board of Directors and to every other authority reserved to him by these Bylaws the General Manager is responsible for:

		a)	participating in the meetings of the Board of Directors and of the Executive committee, if not filling the position of Director;

		b)	making proposals for decisions to be adopted by the Board of Directors and by the Executive Committee according to their respective areas of authority, except for the subjects reserved for the Managing Directors. In any event it is the competence of the General Manager to formulate justified proposals to the Board of Directors or to the Executive Committee on the subject of lending, personnel and general expenses;

		c)	concluding transactions and all the ordinary administration activities not specifically reserved to the Board of Directors or specifically delegated by the Board to the Executive Committee or to the Managing

Director or Managing Directors;

	d)	ensure that the organizational, administrative, accounting and control structures – also on a Group level – are adequate, reporting on such adequateness to the Board of Directors, the Board of Statutory Auditors, the Technical Committees, presenting, where necessary, justified proposals thereon;

	e)	providing for the implementation of the decisions of the Board of Directors and of the Executive Committee, and in addition for the operational coordination of the activities of the subsidiaries of the Group, while respecting the general policies established by the Board of Directors;

	f)	coordinating and supervising the management of work relationships with employees, while formulating proposals for hiring, appointment, and promotion of managerial personne responsible for the organizational units of first level;

	g)	delegating joint or sole signature power to employees, or issuing special power of attorney, even to third parties, for the conclusion of individual matters or categories of matters, or for the signature of specific contracts or documents, in the implementation of his own functions, and for the exercise of his own powers or those that have been delegated to him.

19.2 In the case of absence or disability the General Manager is substituted by the Vice General Manager, or, in the event that several Vice General Managers have been appointed, to the one among them responsible of the subject in accordance with the delegated powers.

SECTION V BOARD OF AUDITORS	SECTION VI BOARD OF AUDITORS

ARTICLE 19	(see Section V, old text: UNCHANGED)

19.1 The Shareholders’ Meeting elects the Board of Statutory Auditors, composed of five Statutory Auditors in office and two Alternate Statutory Auditors.

19.2 The Statutory Auditors are in office for three periods and are re-electable. Their term is regulated by law.

19.3 At least two of the Statutory Auditors in office and at least one of the Alternate Statutory Auditors are chosen from among those registered in the register of accounting auditors who have carried out legal accounting audit work for a period of no less than three years.

19.4 Those Statutory Auditors who do not possess the requirement set out in the preceding paragraph are chosen from among those who have obtained a total experience of at least three years in:

1)	administration or control or management duties in companies with equity capital of no less that two million Euro, or

2)	professional activities or regular university teaching in law, economics, finance, banking, insurance or other subjects related to banking activities, or

3)	management duties in public bodies or public administration operating in the banking, finance and insurance sectors.

19.5 The whole Board of Statutory Auditors is nominated on the basis of lists presented by the shareholders in which the candidates must be listed in number order.

19.6 To apply paragraphs 3 and 12 of the present article, when the list is composed of four or more candidates, the fourth candidate and at least one the first three must have the requirements as in paragraph 3; when the list is composed of fewer than four candidates at least the first of them must have the same requirements.

19.7 The lists must be deposited at the registered office and published in at least two Italian daily newspapers with national distribution, of which one devoted to economic news, at least 10 days before the day fixed for the Shareholders’ Meeting at first call.

19.8 Every Shareholder can present or contribute to the presentation of only one list and each candidate can present himself in only one list or otherwise be declared ineligible.

19.9 Only those Shareholders who themselves or together

with other shareholders represent at least 1% of the shares with voting rights in the ordinary Shareholders’ Meeting have the right to vote. In order to prove their ownership of the number of shares necessary for the presentation of the lists, the shareholders must at the same time present, at the registered office, the certificates confirming their participation in the central securities management system.

19.10 Together with each list, and before the time of depositing the list at the registered office, one must deposit the C.V. of each candidate, undersigned by the same, and the declarations by which the individual candidates accept their candidature and affirm, at their own responsibility, that there are no reasons for ineligibility or conflict of interest as well as the existence of the necessary qualification required by the regulations in force to carry out the duties of Statutory Auditor.

19.11 Every shareholder having the right to vote may vote for only one list.

19.12 At the election of the Board of Statutory Auditors, the procedures are as follows:

a)	from the list which obtains the majority of the votes by the shareholders, in the numerical order in which they are listed in the list, three Statutory Auditors in office and one Alternate Statutory Auditor;

b) t	he remaining two Statutory Auditors and one Alternate Statutory Auditor are taken from the other lists; in order to do this, the votes obtained by the lists themselves are divided successively by one two and three. The quotients thus obtained are assigned in order to the candidates of each of the said lists according to the order set respectively in each. The quotients thus attributed to the candidates on the various lists are then placed in a single descending order: the Statutory Auditors in office are those who have obtained the highest two quotients and the supplementary Statutory Auditor is the one who has obtained the highest third quotient. In the case in which more than one candidate obtains the same quotient, the candidate from the list which has still not elected a Statutory Auditor will be elected; in the case in own responsibility, that there are no reasons for ineligibility or conflict of interest as well as the existence of the necessary qualification required by the regulations in force to carry out the duties of Statutory Auditor.

19.13 For the nomination of Statutory Auditors not elected for whatsoever reason according to the aforesaid procedures, the Shareholders’ Meeting will approve according to relative majority.

19.14 The chairmanship of the Board of Statutory Auditors is taken by person indicated in the first place in the list which has obtained the majority of the votes. In case of his substitution the chairmanship falls, until the end of term of the Board of Statutory Auditors, on the next following person indicated in the same list.

19.15 In case of the substitution of a Statutory Auditor taken from the list which has obtained the majority of the votes cast by shareholders, the alternate will come from the same list; in the case of the substitution of a Statutory Auditor taken from the other lists, the alternate will be nominated according to the method set out in point (b) in this article. Whenever it may be necessary to keep up minimum number of Statutory Auditors in office with the requirements as per paragraph 3 of the present article, the alternate with the same requirements will in case enter.

19.16 The nomination of Statutory Auditors to make up the Board of Statutory Auditors according to Article 2401 of the Civil Code is made by a relative majority of the Shareholders’ Meeting.

19.17 The Shareholders’ Meeting fixes the remuneration of the Statutory Auditors. The Shareholders’ Meeting may also decide, in addition to the remuneration, the payment to each Statutory Auditor of a fixed sum for every attendance at the meetings; the Statutory Auditors have the further right to reimbursement of expenses incurred in the course of their duties and to the payment of daily allowances as decided by the Shareholders’ Meeting.

19.18 The members of the Board of Statutory Auditors cannot be in office in more than five offices as Statutory Auditor in office in other quoted companies with the exception of companies controlled by SANPAOLO IMI S.p.A.

19.19 The meetings of the Board of Statutory Auditors may be validly held also by means of telecommunication, as long as there is a guarantee of the exact identification of the persons entitled to be present, the possibility for all participants to participate, in real time, in all the discussions and see, receive and transmit documents. The meetings are considered held in the place where the Board is called, where at least one Statutory Auditor must be present.

SECTION VI MANAGEMENT	Section VI old text: DELETED

ARTICLE 20

20.1 The Board of Directors nominates one or more General Managers and one or more Deputy General Managers and determines their roles and the length of their term of office. Alternatively, the Board of Directors nominates a Central Management and determines the number of its members, establishing the assignment of responsibilities as well as the division of functions among the members.

20.2 The General Manager or General Managers, or the Central Management, report in the exercise of their responsibilities to the Managing Director or Managing Directors; they execute the decisions taken by the Board of Directors, by the Executive Committee, by the Chairman and by the Managing Director or Managing Directors; they manage all current business, supervise the structure and functioning of services, allocate responsibilities and positions to staff with the exclusion of Top Management. They may delegate, also internally and in continuity, their own powers to the Deputy General Managers, to Top Management, and other personnel from Head Office, the regional organization and the branches.

SECTION VII LEGAL REPRESENTATION AND COMPANY SIGNATURE

ARTICLE 21

21.1 The legal representation of the Company, concerning third parties and in proceedings, and the corporate seal lie with the Chairman and, in the case of his absence or inability, with the Deputy Chairman or Deputy Chairmen, according to the order of succession fixed by the Board of Directors and, in their absence, with the Managing Director* or Managing Directors separately. In respect of the above, the Board may, pursuant to Law, for specific types of actions and business, delegate representative powers, with the ability to sign on behalf of the Company, to the Managing Director or Managing Directors, to individual Directors, to the General Manager or General Managers, to the Deputy General Manager or	UNCHANGED

*… and, if these are also absent, Managing Directors individually, or, failing that, the responsibility goes to the General Manager. Furthermore, the Board of Directors may, in accordance with the law, for certain categories of actions and businesses, delegate representative powers, and powers of attorney on behalf of the Company, as applicable, to the Managing Director or Managing Directors, to the individual Directors, to the General Manager, to the Deputy General Manager or Deputy General Managers, to the

Deputy General Managers, to the staff of the Central Management, to Top Management and to other employees of the Company, determining the limits and the methods of use of such seal.	Executives and to other employees of the Company, determining the limitations and the application of the power of attorney. Likewise the General Manager, within the powers conferred by the Bylaws or delegated to him, may, consequently, delegate the power of attorney, jointly or severally, to the Deputy General Manager or Deputy General Managers, to the Executives and to other employees of the Company, determining the limitations and the application of the power of attorney.

21.2 In cases in which the current Articles of Association allow substitutions for absence or impediment, the action of the substitute has legal force in dealings with third parties.

SECTION VIII FINANCIAL STATEMENT AND INCOME

ARTICLE 22	UNCHANGED

22.1 The financial year closes at December 31 each year.

22.2 Of the net profits deriving from the financial results, an amount equal to 10% shall be transferred to the legal reserve until it amounts to one fifth of the equity capital.

22.3 A further share, equal up to 5% of its nominal value, shall be reserved for preference shares.

22.4 The Shareholders’ Meeting, on the proposal of the Board of Directors, will decide on the allocation of the remaining profit after provisions to the legal reserve and the allocation to preference shares.

22.5 The dividends will be allocated, equal up to the amount paid to preference shares, to ordinary shares and, then and equally, to all shares.

22.6 When dividends of less than 5% are allocated to preference shares in any one year, the dividends will be cumulated in the following two years.

22.7 Dividends not claimed within five years following the day on which they are available, will be retained by the Company and placed to reserves.

22.8 The Board of Directors may approve the distribution of partial payments in advance of the dividends in the manner and within the limits set by the regulations in force at the time.

SECTION IX STATUTORY OFFICES

ARTICLE 23

23.1 Current legislative, regulatory and supervisory rules concerning requirements of professional and honourable standards apply to the offices established in the current Articles.

SECTION X WINDING UP

ARTICLE 24

24.1 Given any different law provisions, if there is a reason for winding up, the Shareholders’ Meeting will establish the manner of liquidation, nominating one or more liquidators.

24.2 Preference shares, in the case of winding up or liquidation, will have the right to reimbursement of capital up to their nominal value.